Exhibit 99.1

Gibson Energy ULC and GEP Midstream Finance Corp. announce Consent Date Results and Amendment in connection with Debt Tender Offers and Consent Solicitations

CALGARY/ June 1, 2011 — Gibson Energy ULC and GEP Midstream Finance Corp. (together, the “Issuers”) announced today that pursuant to their previously announced cash tender offers to purchase any and all of their outstanding 11.75% First Lien Senior Secured Notes due 2014 (the “First Lien Notes”) and 10.00% Senior Notes due 2018 (the “Senior Notes” and, together with the First Lien Notes, the “Notes”) and related consent solicitations to effect certain amendments to the indentures governing the Notes, they received tenders and consents from holders of $557,880,000, or approximately 99.6%, of its outstanding aggregate principal amount of First Lien Notes and from holders of $199,480,000, or approximately 99.7% of the outstanding aggregate principal amount of Senior Notes, by the expiration of the consent date, May 31, 2011, at 5:00 p.m., New York City time.  The consents received exceeded the number needed to approve the proposed amendments to the indentures governing the Notes.  In addition, the Issuers are extending the Consent Date, as such term is defined in the respective Offers to Purchase and Consent Solicitation Statements and related Letters of Transmittal and Consent, each dated May 16, 2011, as amended.

Based on the consents received, the Issuers are expected to enter into supplemental indentures that will, once operative, eliminate substantially all restrictive covenants and certain default provisions in the indentures governing the Notes, and with respect to the First Lien Notes, release all of the collateral from the liens created pursuant to the Collateral Documents (as defined in the indenture governing the First Lien Notes).  The supplemental indentures will become operative upon payment on the payment date for notes validly tendered on or before the expiration date and accepted for purchase by the Issuers promptly following the final acceptance date.

The previously announced expiration of the consent solicitations and withdrawal deadline of 5:00 p.m., New York City time, on May 31, 2011, has passed.  However, the terms and conditions of the tender offers and consent solicitations set forth in the respective Offers to Purchase and Consent Solicitation Statements and related Letters of Transmittal and Consent, each dated May 16, 2011, as amended on May 24, 2011, are each hereby further amended to extend the Consent Date, previously scheduled for 5:00 p.m., New York City time, on May 31, 2011, to midnight, New York City time, on June 13, 2011, unless further extended by the Issuers in their sole discretion.  Holders of Notes who validly tender their Notes after 5:00 p.m., New York City time, on May 31, 2011, and on or before the expiration date will also be eligible to receive the consent payment of $20.00 per $1,000 principal amount of Notes, which was otherwise payable to holders who tendered prior to 5:00 p.m., New York City time, on May 31, 2011.

Both tender offers are subject to the satisfaction of certain conditions, including completion of an initial public offering of the common shares of Gibson Energy Inc., an affiliate of the Issuers, in each of the provinces and territories of Canada (the “Initial Public Offering”), consummation by Gibson Energy ULC of a new senior secured credit agreement governing a senior secured term loan facility (the “Term Loan Facility”) in an aggregate principal amount of up to $700.0 million and a senior secured revolving credit facility of up to $250.0 and the receipt by Gibson Energy ULC of aggregate net cash proceeds of at least $904.7 million from the Initial Public Offering and borrowings under the Term Loan Facility.  The Issuers cannot assure holders of Notes that any of these conditions will be satisfied, and the Issuers may in their sole discretion waive or modify any conditions to (except the Initial Public Offering condition), or terminate or extend, the tender offers.

The Issuers have retained J.P. Morgan Securities LLC to serve as dealer manager and solicitation agent for the tender offers. The Issuers have retained Global Bondholder Services Corporation to serve as the tender agent and as the information agent for the tender offer. Requests for documents may be directed to Global Bondholder Services Corporation by phone at (866) 294-2200 or (212) 430-3774 or in writing at 65 Broadway, Suite 404, New York, New York 10006.  Questions regarding the tender offer may be directed to J.P. Morgan Securities LLC at 383 Madison Avenue, 3rd Floor, New York, New York 10179, Attn: Liability Management Group, U.S. Toll Free at (800) 245-8812 or Call Collect at (212) 270-1200.

This press release is for information purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The tender offers are made only by and pursuant to the terms of the respective Offer to Purchase and Consent Solicitation Statement and the related Letter of Transmittal and Consent and the information in this press release is qualified by reference to the Offers to Purchase and Consent Solicitation Statements and the related Letter of Transmittal and Consent. The tender offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  None of the Issuers, the dealer manager and solicitation agent or the depositary and information agent makes any recommendations as to whether holders should tender their Notes pursuant to the tender offers. Holders must make their own decisions as to whether to tender Notes, and, if so, the principal amount of Notes to tender.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities offered in the Initial Public Offering in the United States, in any province or territory of Canada or in any other jurisdiction.  The securities to be offered in the Initial Public Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws and may not be offered or sold in the United States absent registration or absent an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. There shall be no sale of the securities in any jurisdiction in which an offer to sell, a solicitation of an offer to buy or a sale would be unlawful.  The amended and restated preliminary prospectus filed in connection with the Initial Public Offering has not yet become final for the purposes of a distribution to the public, and there shall not be any sale or any acceptance of an offer to buy the securities offered in the Initial Public Offering in any province or territory of Canada prior to the time a receipt for the final prospectus or other authorization is obtained from the securities commission or similar authority in such province or territory.

About Gibson

Gibson is one of the largest independent midstream energy companies in Canada and a major participant in the crude oil transportation business in the United States, and is engaged in the movement, storage, blending, processing, marketing and distribution of crude oil, condensate, natural gas liquids, and refined products.  Gibson transports hydrocarbons by utilizing its integrated network of terminals, pipelines, storage tanks, and truck fleet located throughout western Canada and the United States.  Additionally, Gibson, through its Canwest Propane subsidiary, is the second largest retail propane distribution company in Canada.

For further information, please contact:

A. Stewart Hanlon President and Chief Executive Officer (403) 206-4210 shanlon@gibsons.com	Richard G. Taylor Executive Vice President Finance and Chief Financial Officer (403) 206-4009 rtaylor@gibsons.com